06001911

ITED STATES
)EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 07 2006 SEC MAIL PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8- 27814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investlinc INVEST~LINC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 W. HIGGINS RD., SUITE 710
(No. and Street)

HOFFMAN ESTATES	IL	60195
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEROY H. PARIS, II (601)354-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA	JACKSON	MS	39201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/8

OATH OR AFFIRMATION

I, LEROY H. PARIS, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVEST LINC SECURITIES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORA LETTERI
Mississippi Statewide Notary Public
My Commission Expires July 14, 2009

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Invest Linc Securities, LLC
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Invest Linc Securities, LLC (a limited liability company) as of December 31, 2005 and 2004, and the related statements of income, changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invest Linc Securities, LLC as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements,

but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 21, 2006

INVEST LINC SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2005	2004
CASH	$ 132,453	61,728
COMMISSIONS RECEIVABLE	529,662	302,457
PREPAID EXPENSES AND DEPOSITS	13,090	11,297
SECURITIES OWNED:		
Marketable, at market value	17,279	126,347
Not readily marketable, at estimated fair value	3,300	3,300
OFFICE EQUIPMENT AT COST, less accumulated depreciation of $10,113 and $6,887, respectively	9,386	10,804
	$ 705,170	515,933

LIABILITIES AND EQUITY

	2005	2004
LIABILITIES:		
Accounts payable	$ 2,048	11,129
Accrued commissions	24,256	75,200
Accrued payroll taxes	3,673	857
	29,977	87,186
EQUITY:		
Member's equity	675,193	428,747
	$ 705,170	515,933

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF INCOME

	Years Ended December 31, 2005	2004
REVENUES:		
Commissions	$ 1,669,546	1,990,313
Advisory services	-	9,940
Total sales revenue	1,669,546	2,000,253
OPERATING EXPENSES:		
Dues, registration fees and subscriptions	28,878	30,179
Marketing and consulting fees	6,000	8,240
Office rent and services	52,783	89,221
Office supplies and postage	17,656	5,754
Professional fees	21,545	9,879
Salaries and commissions	534,051	365,376
Taxes and licenses	10,888	3,772
Telephone	10,809	5,630
Travel and entertainment	20,533	11,296
Other operating expenses	11,009	10,917
	714,152	540,264
OPERATING INCOME	955,394	1,459,989
OTHER INCOME (EXPENSE)	(18,948)	11,379
NET INCOME	$ 936,446	1,471,368

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF CHANGES IN EQUITY

	Years Ended December 31, 2005	2004
BALANCE, January 1	$ 428,747	208,268
Net income	936,446	1,471,368
Distributions to Member	(690,000)	(1,250,889)
BALANCE, December 31	$ 675,193	428,747

The accompanying notes are an integral part of these statements.

INVEST LINC SECURITIES, LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2005	2004
NET CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 936,446	1,471,368
Adjustments for differences between net income and cash flows from operating activities:		
Depreciation expense	3,225	923
(Increase) decrease in assets:		
Commissions receivable	(227,205)	(258,057)
Marketable securities	19,068	(11,347)
Prepaid expenses	(1,793)	(2,401)
Increase (decrease) in liabilities:		
Accounts payable	(9,081)	10,701
Accrued commission	(50,944)	30,681
Accrued payroll taxes	2,816	(543)
Payable to affiliated company	-	(5,000)
Net cash provided by operating activities	672,532	1,236,325
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of computer equipment	(1,807)	(11,727)
Net cash used in investing activities	(1,807)	(11,727)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Member	(600,000)	(1,250,889)
Net cash used in financing activities	(600,000)	(1,250,889)
NET INCREASE (DECREASE) IN CASH	70,725	(26,291)
CASH, beginning of year	61,728	88,019
CASH, end of year	$ 132,453	61,728
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING AND INVESTING ACTIVITIES:		
Distribution to Member of marketable securities	$ 90,000	-

The accompanying notes are an integral part of these statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Delaware limited liability company that is wholly-owned by The Invest Linc Group, LLC. The Company's primary source of income is selling limited partnership interests.

Cash and Cash Equivalents

The Company considers all checking accounts, money market accounts and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Security Transactions

Marketable securities are valued at market value. Securities not readily marketable are valued at cost which approximates fair value as determined by management.

Office Equipment and Depreciation

The equipment is stated at cost less accumulated depreciation. Depreciation is provided using the modified accelerated cost recovery system over the estimated useful lives of the assets.

Recognition of Revenue

The Company records commission income when its customers have collected funds from the investor and disbursements can be made from the escrow account.

Income Taxes

The Company is treated as a disregarded entity for Federal and State income tax purposes and does not incur income taxes. Instead,

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

its earnings and losses are included in the income tax returns of the Member. The financial statements do not reflect a provision for income taxes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BUSINESS, CREDIT AND OTHER CONCENTRATIONS

A major customer is a single customer generating 10% or more of total income. In 2005 and 2004, the Company generated commissions from four and four customers, respectively, that totaled approximately 79% and 91% of total revenue, respectively. At December 31, 2005 and 2004, receivables from these customers totaled $528,000 and $148,457, respectively.

The Company places its cash in high credit quality financial institutions. At times, such balances are in excess of the FDIC insurance limit.

NOTE 3 - FUTURE MINIMUM LEASE PAYMENTS

The Company has the following future minimum lease payments for office space in Jackson, Mississippi as of December 31, 2005:

2006	$ 49,000
2007	12,250
	$ 61,250

NOTE 4 - RELATED PARTY TRANSACTIONS

Transactions with the Member and affiliated entities during the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Commissions receivable	$ 529,662	302,457
Commissions revenue	1,669,546	1,390,313
Office services	-	88,000

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $117,164 (2004 - $267,346), which was $112,164 (2004 - $261,534) in excess of its required net capital of $5,000 (2004 - $5,812). The Company's net capital ratio was .26 to 1.

SUPPLEMENTAL INFORMATION

SCHEDULE I

INVEST LINC SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

NET CAPITAL:		
Total equity		$ 675,193
Deductions:		
Non-allowable assets from statement of financial condition:		
Office equipment, net		9,385
Prepaid expenses		13,090
Receivables from non-customers		529,662
Securities not readily marketable		3,300
		555,437
Net capital before haircuts on security positions		119,756
Haircuts		2,592
Net capital		117,164
AGGREGATE INDEBTEDNESS:		
Items included on statement of financial condition	$ 29,977	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital		$ 112,164
Ratios: Aggregate indebtedness to net capital		.26 to 1

INVEST LINC SECURITIES, LLC

OTHER SCHEDULES
DECEMBER 31, 2005

The following schedules are not being filed as they are inapplicable or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

INVEST LINC SECURITIES, LLC

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
ON INTERNAL CONTROL

DECEMBER 31, 2005

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors of
Invest Linc Securities, LLC
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Invest Linc Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving control procedures and their operation that we consider to be a material weakness as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hardaway Reid Burkes & Calhoun PLLC

February 21, 2006